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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                              (AMENDMENT NO. 1)(1)

                                   RESMED INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    761152107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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--------------------------------------------------------------------------------
CUSIP No. 761152107              13G                           Page 2 of 9 Pages
--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Commonwealth Bank of Australia
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a)  [ ]

                                                                      (b)  [ ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Australia
--------------------------------------------------------------------------------
NUMBER OF               5.    Sole Voting Power
SHARES                  --------------------------------------------------------
BENEFICIALLY            6.    Shared Voting Power              4,390,485
OWNED BY                --------------------------------------------------------
EACH                    7.    Sole Dispositive Power
REPORTING               --------------------------------------------------------
PERSON WITH             8.    Shared Dispositive Power         4,390,485
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         4,390,485
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                           [ ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         14.1%1
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*  CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------

(2) See Item 4(a)

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--------------------------------------------------------------------------------
CUSIP No.    761152107              13G                        Page 3 of 9 Pages
--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Colonial First State Investment Group Limited
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a)  [ ]

                                                                     (b)  [ ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Australia
--------------------------------------------------------------------------------
NUMBER OF                   5.    Sole Voting Power
SHARES                      ----------------------------------------------------
BENEFICIALLY                6.    Shared Voting Power              4,171,282
OWNED BY                    ----------------------------------------------------
EACH                        7.    Sole Dispositive Power
REPORTING                   ----------------------------------------------------
PERSON WITH
                            8.    Shared Dispositive Power         4,171,282
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         4,171,282
--------------------------------------------------------------------------------

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                        [ ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         13.4%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*  CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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ITEM 1(a).        Name of Issuer:

                  Resmed Inc.

ITEM 1(b).        Address of Issuer's Principal Executive Offices:

                  14040 Danielson St.

                  Poway, CA  92064-6857

ITEM 2(a).        Name of Person Filing:

                  Commonwealth Bank of Australia

ITEM 2(b).        Address of Principal Business Office or, if none, Residence:

                  48 Martin Place, Level 2

                  Sydney  NSW  1155

ITEM 2(c).        Citizenship:

                  Australia



ITEM 2(d).         Title of Class of Securities:

                   Common Stock



ITEM 2(e).        CUSIP Number:

                  761152107




ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS 240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                 (a)       [ ]    Broker or dealer registered under section 15
                                  of the Act (15 U.S.C. 78o).

                 (b)       [ ]    Bank as defined in section 3(a)(6) of the
                                  Act (15 U.S.C. 78c).

                 (c)       [ ]    Insurance company as defined in section
                                  3(a)(19) of the Act (15 U.S.C. 78c).

                 (d)       [ ]    Investment company registered under section
                                  8 of the Investment Company Act of 1940 (15
                                  U.S.C 80a-8).

                 (e)       [ ]    An investment adviser in accordance with
                                  ss.240.13d-1(b)(1)(ii)(E);

                 (f)       [ ]    An employee benefit plan or endowment fund
                                  in accordance with ss.240.13d-1(b)(1)(ii)(F);
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                 (g)       [ ]    A parent holding company or control person
                                  in accordance with ss.240.13d-1(b)(1)(ii)(G);

                 (h)       [ ]    A savings associations as defined in Section
                                  3(b) of the Federal Deposit Insurance Act
                                  (12 U.S.C. 1813);

                 (i)       [ ]    A church plan that is excluded from the
                                  definition of an investment company under
                                  section 3(c)(14) of the Investment Company
                                  Act of 1940 (15 U.S.C. 80a-3);

                 (j)       [ ]    Group, in accordance with ss.240.13d-1(b)(1)
                                  (ii)(J).

ITEM 4.          OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a)      Amount beneficially owned:

                           4,390,485 as represented by 43,904,852 CHESS
                           Depositary Interests(3)

                  (b)      Percent of class:

                           14.1%

                  (c)      Number of shares as to which the person has:

                           (i)      Sole power to vote or to direct the vote:

                                    0

                           (ii)     Shared power to vote or to direct the vote:

                                    4,390,485 as represented by 43,904,852 CHESS
                                    Depositary Interests(3)

--------------

(3) The first Reporting Person, the Commonwealth Bank of Australia ("CBA") beneficially owns 43,904,852 CHESS Depository Interests ("CDIs") with such CDIs representing 4,390,485 shares of Common Stock of Resmed Inc. The CDIs are traded on the Australian Stock Exchange (the "ASX"). The CDIs of Resmed Inc. were acquired on the ASX by the Colonial First State Investment Group Limited ("Colonial First State"), Commonwealth Investment Services Limited and Commonwealth Funds Management Limited, all of which are wholly owned subsidiaries of CBA (collectively the "CBA Fund Managers"). The CBA Fund Managers hold the CDIs for clients who have shared voting and dispositive power with CBA Fund Managers over the CDIs.

The second Reporting Person, Colonial First State, beneficially owns 41,712,817 CDIs with such CDIs representing 4,171,282 shares of Common Stock of Resmed Inc. Commonwealth Investment Services Limited beneficially owns 1,450,546 CDIs with such CDIs representing 145,055 shares of Common Stock of Resmed Inc, and Commonwealth Funds Management Limited beneficially owns 741,489 CDIs with such CDIs representing 74,149 shares of Common Stock of Resmed Inc.

                           (iii) Sole power to dispose or to direct the disposition of:

                                    0

                           (iv) Shared power to dispose or to direct the disposition of:

                                    4,390,485 as represented by 43,904,852 CHESS
                                    Depositary Interests(3)


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS


         Not applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.


       Clients of the CBA Fund Managers, all wholly owned subsidiaries of the first Reporting Person, have the ultimate right to receive any dividends from the common stock beneficially owned by the Reporting Persons and the proceeds from the sale of such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         See Exhibit A.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

         Not applicable

ITEM 10.    CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. This
Schedule is filed on behalf of Commonwealth Bank of Australia and Colonial First State Investment Group Limited. The agreement to this effect is contained in Exhibit B.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 29 May 2001



                                                 COMMONWEALTH BANK OF
                                                 AUSTRALIA

                                                 By: /s/ Kevin Bourke
                                                     ---------------------------

                                                 Name:  Kevin Bourke

                                                 Title: Assistant Secretary



                                                 COLONIAL FIRST STATE
                                                 INVESTMENT GROUP LIMITED

                                                 By: /s/ Peter Sipek
                                                     ---------------------------

                                                 Name:  Peter Sipek

                                                 Title: Senior Manager,
                                                        Investment
                                                        Management Support

                                    EXHIBIT A

               Subsidiaries Acquiring Securities Being Reported on
                 By the Parent Holding Company or Control Person

                  Colonial First State Investment Group Limited
                      Commonwealth Funds Management Limited
                    Commonwealth Investment Services Limited





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                                    EXHIBIT B

For the purposes of Rule 13d-1(k), the Commonwealth Bank of Australia and Colonial First State Investment Group Limited hereby agree that this Schedule 13G amendment is filed on behalf of each of them.

Date: 29 May 2001



                                             COMMONWEALTH BANK OF
                                             AUSTRALIA

                                             By: /s/ Kevin Bourke
                                                 ----------------------------

                                             Name:   Kevin Bourke

                                             Title:  Assistant Secretary



                                             COLONIAL FIRST STATE
                                             INVESTMENT GROUP LIMITED

                                             By: /s/ Peter Sipek
                                                 -----------------------------

                                             Name:  Peter Sipek

                                             Title: Senior Manager,
                                             Investment
                                             Management Support